July 23, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gushen, Inc.

Registration Statement on Form S-1

Filed July 6, 2015

File No. 333-204600

To the men and women of the SEC:

On behalf of Gushen, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 16, 2015 addressed to Mr. Huang Pin Lung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on July 6, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We have considered your response to prior comment 1 and we are unable to agree. We note that the shares being registered in the offering represent over 400% of the company’s outstanding shares held by non-affiliates. We also note that your affiliates, Messrs. Huang, Cheung Yat Kit, Hsu Shih Chien and Cheung Ying Kit, are selling shares representing substantially more than 100% of the company’s public float in this offering. Furthermore, we note the company’s current shell status, lack of a market for the company’s shares, nominal proceeds received by the company from the selling stockholders and the selling stockholders’ short holding periods. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company’s shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

COMPANY RESPONSE

The intent of the Company and its shareholders is to have a valid secondary offering by the selling shareholders. The selling shareholders are not underwriters, are not acting as a conduit to the Company, and have made their investment in the Company for investment purposes only.

Therefore, with this in mind, and in light of the SEC’s comments, we have decided to reduce the shares registered of Huang Pin Lung and Cheung Yat Kit to 70,000 each. Additionally, we have reduced the shares to be registered of Cheung Ying Kit and Hsu Shih Chien to 10,000 each. The total shares now being registered in the offering of selling shareholders, by affiliates, represents only 16% of the total shares being registered in the secondary offering.

This change is reflected on page 18 and on page 1,3,4, and 17 as it relates to the total shares registered in the offering of selling shareholders.

Prospectus Summary, page 2

2. We note your response to prior comment 4 and the new disclosure entitled “Special Note” on page 3. However, your statement in the fourth sentence of this paragraph that “in the future we may make acquisitions on our own behalf however, we have no definitive plans to do so at this time” appears to inappropriately broaden your representation that you do not currently have any plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Therefore, please revise or delete this statement.

COMPANY RESPONSE

We recognize that the intent of the SEC’s comment is to make clear that the Company is not seeking to gain effectiveness of the S-1 with the intent to simply complete a reverse merger.

While we have no intent, at this time, to complete a reverse merger with any private Company it would be improper to state that we will not engage in any future mergers or acquisitions if it was in the best interest of the Company and its shareholders. We do not feel it appropriate to disbar our Company from the possibility of implementing future growth strategies in the best interest of the Company.

Our special note makes it very clear that we have no plans to engage in a reverse merger, however, as with any growing Company it can be in the best interest of the Company’s growth to make acquisitions. We can not state that this will not ever happen as we have plans to grow the Company into a successful business. We can, however, state that we will not, once we are reporting, use our Company as a vehicle for a private company to become a reporting entity. Our answer to the question in the previous round attests to this, and in the Company’s opinion it is still appropriate.

The Offering, page 3

3. We note your response to prior comment 5 regarding the fact that Mr. Huang will be selling shares on behalf of the company while simultaneously selling his own shares. With respect to Mr. Huang’s conflict of interest, please disclose that Mr. Huang is under no obligation to sell the company’s shares first before selling his own shares. Also clarify whether it will be Mr. Huang or investors who will determine if they are subscribing for shares being sold by the company or by Mr. Huang.

COMPANY RESPONSE

We have added the following disclosure to page 3: “While Mr. Huang intends to sell the company’s shares prior to selling his own, he is under no obligation to do so. Investors will be made aware, by Mr. Huang, whether they are purchasing shares from the Company or from Mr. Huang at the time of purchase."

Risk Factors, page 5

Our primary operation is located in Hong Kong… page 5

4. We note your disclosure that you conduct all of your business operations through your operating entity in Hong Kong. Please identify this entity, if true, as Gushen Holding, Limited and disclose whether it is incorporated in Hong Kong, as is suggested by your disclosure. Since you disclose on page 14 that Gushen Holding, Limited is a wholly-owned subsidiary of the registrant, Gushen, Inc., please clarify how the risks you discuss relate to Gushen, Inc. and its shareholders.

COMPANY RESPONSE

The following risk factor on page 5 has been amended to the following:

We currently operate exclusively through are wholly owned subsidiary, Gushen Holding, Limited, a Company incorporated in Seychelles, which at this time operates in Hong Kong. Because the rights of shareholders under Seychellese and Hong Kong law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We conduct all of our business operations through our wholly owned subsidiary Gushen Holding Limited, a Seychellese Company that operates in Hong Kong. The rights of shareholders and the responsibilities of management and the members of the board of directors under both Seychellese and Hong Kong law are different from those applicable to a corporation incorporated in the United States. As a shareholder you may may have difficulty protecting your shareholder rights since our wholly owned subsidiary, which we operate through exclusively through at this time, is not a U.S. Company.

Additionally, on page 2 we added the following: Gushen Holding Limited was incorporated in Seychelles, however at this time any and all physical operations take place in Hong Kong.

5. Furthermore, please revise your disclosure throughout the prospectus to disclose, if true, that Gushen, Inc. is a holding company and that you conduct all of your business operations through your operating entity in Hong Kong.

COMPANY RESPONSE

The following has been added to page 2: It should be noted that Gushen, Inc. is a holding Company operating through its wholly owned subsidiary, Gushen Holding, Limited. Gushen Holding, Limited was incorporated in Seychelles, however at this time any and all physical operations take place in Hong Kong.

Similarly, on page 15 we added the following immediately following the title “Business Overview”: Gushen Inc. is a holding Company which operates exclusively through its wholly owned subsidiary, Gushen Holding, Limited. Gushen Holding, Limited was incorporated in Seychelles, however at this time any and all physical operations take place in Hong Kong. Gushen Inc. shares the same business plan as Gushen Holding, Limited and any reference to one or the other is synonymous when referencing the business plan or plan of operations.

U.S. investors may experience difficulties in attempting to effect service of process…, page 5

6. Please identify your directors and senior officers and disclose where each person resides.

COMPANY RESPONSE

The following has been added to the risk factor on page 5: Our Director Cheung Yat Kit, as well as our Chief Executive Officer, Chief Financial Officer, and Director Huang Pin Lung, reside in Hong Kong.

Our shareholders can only resell securities through reliance on Rule 144(i)…, page 10

7. We note the revisions you made to this risk factor in response to prior comment 2. As requested in prior comment 2, please disclose that the securities sold in this offering can only be resold through registration under Section 5 of the Securities Act of 1933, through the exemption from registration under Section 4(1) for non-affiliates (if available) or by meeting the conditions of Rule 144(i).

COMPANY RESPONSE

We have added the previous information to the risk factor on page 10.

Management’s Discussion and Analysis, page 12

8. We note your response to prior comment 6; however, please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. We note your operational timeline with respect to developing a marketing plan, but this does not adequately explain the totality of information needed to provide investors a clearer understanding of how and when you expect to reach operational status and client and revenue generation. In this regard, please quantify and discuss in detail the funding required and costs associated with initiating and completing each proposed step in your business plan.

COMPANY RESPONSE

We have added the following additional disclosures to our operational plan under Management’s Discussion and Analysis on page 12: “We will then begin the process of hiring qualified staff and plan to use funds from this offering to initially pay employees.” and “... and would require us to sell at least 50% of the shares being registered in this offering to meet our baseline requirements. Shortly thereafter we plan to begin marketing to potential customers. We believe that between the nine to twelve month period we will have acquired customers, begun generating revenue and we will have hired a sufficient number of employees."

Description of Business, page 14

9. Please revise your discussion to describe in greater detail what you mean by operational progress in terms of expanding your business into “Taiwan, across Asia and into the United States.” Please balance your disclosure in light of your current shell company status and lack of revenues and clients by explaining the type and quantity of operations needed in order to facilitate your “tentative plans” to expand into other geographical regions. Please be specific.

COMPANY RESPONSE

Due to the fact that our plans for expansion in the future remain tentative and are based on a number of factors that cannot accurately be determined until operations have progressed further, in response to the SEC’s question we have removed the statement regarding out hope to expand into Taiwan, throughout Asia, and into the United States.

10. We note your revised disclosure in response to prior comment 12. Please further revise to explain in greater detail the background of your directors’ knowledge and/or experience with crowdfunding activities, the location of those activities and their knowledge of the relevant government regulations. We note your biographical disclosure on page 22 pursuant to Item 401(e) is equally unclear. Alternatively, to the extent your crowdfunding business is aspirational in nature, please revise your disclosure accordingly.

COMPANY RESPONSE

The following was added to page 15: It should be noted we are not engaging in any crowdfunding business and will not be profiting off of any monies raised through our future clients’ potential crowdfunding campaigns. We may, however, in an advisor capacity, assist future clients with listing their Companies on such platforms in order to raise funds. The knowledge our current officers and directors have of crowdfunding is very limited and limited only to the research that they have conducted through online search engines as to how crowdfundinng works on varying platforms. Our involvement as advisors to our future clients relating to crowdfunding is aspirational in nature.

Use of Proceeds, page 16

11. Please revise your disclosure regarding your use of proceeds to take into account the expenses of the offering.

COMPANY RESPONSE

We have amended the use of proceeds to include estimated offering expenses.

12. Please further revise your narrative summary concerning your expected use of proceeds to explain what level of funding is required to advance your planned operations. We note from page 12 that your cash balance is currently not sufficient to fund your limited levels of operations and that you have not yet realized any revenue or acquired any clients. We further note that you intend to purchase technology, i.e., computers and other related office equipment, to provide managerial and IT support to start-up companies and other small and medium enterprises. Revise your disclosure to explain what level of funding you must achieve to begin these planned operations. Please be specific. Your disclosure should make clear how you intend to purchase different technologies and your capabilities to service clients depending upon the level of funding achieved from your direct public offering. Lastly, please balance this disclosure while mindful of comment nine above.

COMPANY RESPONSE

We have added the following disclosure to our narrative summary of Use of Proceeds on page 16: *We believe that if we are able to sell 50% of the shares being offered then we will have sufficient funds to purchase the computers, software programs, and office equipment which will include, but not strictly be limited to, desks, chairs, printers, fax machines, shredders, etc. that we will need in order to fully equip our target size staff. However, if we are unable to sell at least 50% of the shares in this offering then we will not be able to fully equip our staff, which would result in us prioritizing key components such as computers and printers, which we would utilize to begin our planned operations and then down the line, when revenue is achieved, we would plan to make up the difference between the funds generated at 25% and 50% of shares sold to fully equip our staff. If we are to sell 75% or 100% of the shares in this offering, then the quality of our equipment, office furniture, and programs, will increase and we hope that with the capacity to purchase top of the line equipment we will be able to generate revenue more efficiently.

Directors and Executive Officers and Corporate Governance, page 22

13. We note that the two individuals who are your sole officer and directors are currently directors and work for Gushen Investment Management Limited, which appears to be in a similar business as the registrant. Please explain any relationship between the registrant and Gushen Investment Management Limited. Discuss the conflicts of interest that may arise between your officer and directors in connection with their roles with Gushen Investment Management Limited.

COMPANY RESPONSE

There is no relationship between the registrant and Gushen Investment Management Limited except to the extent that both Companies share common directors. Gushen Investment Management Limited’s business operations are focused exclusively on services relating to investing. This differs from the business of the Registrant which is to assist start-ups as well as SME (small and medium enterprises) in the early stages of their operations. Although both may offer financial related services of varying extents, we believe that both businesses differ significantly from one another and that there is no conflict of interest between either entity.

14. We note your response to prior comment 21 regarding the oral loan agreement Mr. Cheung. Please disclose the material terms of the oral agreement, provide the disclosure required by Item 404(a)(5) of Regulation S-K and disclose if there is any limitation on the amounts that may be advanced.

COMPANY RESPONSE

Please see attached. It has been added as exhibit 10.1.

15. Please have counsel revise the first paragraph of the legal opinion to clarify that the registration statement seeks to register a total of 4,130,000 common stock shares, of which, 2,000,000 common stock shares are being offered for sale by the company and 2,130,000 common stock shares are being offered for sale by certain selling shareholders.

COMPANY RESPONSE

Counsel has revised the attached opinion letter.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 23, 2015

/s/ Huang Pin Lung

Huang Pin Lung

Chief Executive Officer